David Feirstein To Call Writer Directly: (212) 446-4861 David.Feirstein@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-6460

October 29, 2014

Via EDGAR

Mr. Nolan McWilliams

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	9060669 Canada Inc. (f/k/a 1011773 B.C. Unlimited Liability Company)
New Red Canada Partnership
Amendment No. 1 to Registration Statement on Form S-4
Filed on October 21, 2014
File No. 333-198769
File No. 333-19769-01

Dear Mr. McWilliams:

On behalf of our clients 9060669 Canada Inc., a corporation organized under the laws of Canada (formerly known as 1011773 B.C. Unlimited Liability Company, a corporation organized under the laws of British Columbia, “Holdings”) and New Red Canada Partnership, a limited partnership organized under the laws of Ontario (formerly a general partnership organized under the laws of Ontario, “Partnership” and together with Holdings, the “Registrants”), and pursuant to the applicable provisions of the Securities Act of 1933 (as amended, the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Amendment No. 1, filed on October 21, 2014 (“Amendment No. 1”), to Registration Statement on Form S-4 of the Registrants, filed on September 16, 2014 (the “Registration Statement”). We have enclosed a courtesy package, which includes four copies of Amendment No. 2, all of which have been marked to show changes from Amendment No. 1.

Chicago    Hong Kong    London    Los Angeles    Munich    Palo Alto    San Francisco    Shanghai    Washington, D.C.

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter addressed to Joshua Kobza, the Principal Executive Officer of Holdings, dated October 27, 2014, from the staff of the Commission (the “Staff”). In addition, Amendment No. 2 updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all page numbers in the responses below refer to Amendment No. 2.

Registration Statement on Form S-4

Burger King Worldwide’s Reasons for the Merger, page 98

1.	Staff’s comment: We note your response to our prior comment 23 and the disclosure that the anticipated tax benefits was one of Burger King Worldwide’s reasons to support the transaction. Please revise to disclose the “lower combined effective tax rate” relative to Burger King’s current tax rate.

Response: In response to the Staff’s comment, we have revised the disclosure on page 99 of the Registration Statement.

Opinions of Tim Hortons Financial Advisors, page 100

2.	Staff’s comment: We note your response to our prior comments 27, 28, and 30. In each instance where Citi applied its “professional judgment” in determining the range of multiples used in the analysis, please briefly describe the rationale for Citi’s professional judgment. Please similarly revise the opinion of RBC Capital Markets.

Response: In response to the Staff’s comment, the Registrants have revised the disclosures on pages 103, 104, 105 and 110 of the Registration Statement.

Selected Precedent Transactions Analysis, page 104

3.	Staff’s comment: We note your response to our prior comment 28. Please discuss the material factors that may limit comparability of the precedent transactions to this transaction given the number of transactions which occurred four or more years ago and the significant range in transaction size.

Response: In response to the Staff’s comment, the Registrants have revised the disclosures on pages 102 and 109 of the Registration Statement.

Opinion of Burger King Worldwide’s Financial Advisor, page 113

4.	Staff’s comment: We note your response to our prior comment 31. However, please disclose the material financial forecasts prepared by Tim Hortons management and provided to and examined by the Burger King Worldwide board and its financial advisor. We believe that the Burger King Worldwide shareholders should also receive the same information that the Burger King Worldwide board and its financial advisor reviewed. Please revise the prospectus accordingly.

Response: In response to the Staff’s comment, the Registrants have revised the disclosures on pages 124 and 125 of the Registration Statement to disclose the material financial forecasts prepared by Tim Hortons management and provided to and examined by the Burger King Worldwide board of directors and its financial advisor.

Treatment of Outstanding Tim Hortons’ Equity Awards, page 187

5.	Staff’s comment: We note from your response to our prior comment 37 that the Tim Hortons’ common shares to be received in exchange for vested Tim Hortons stock options that are surrendered have been included as part of the purchase price. However, we are unable to determine where such shares have been reflected in the calculation of the purchase price included in Note 3 to the pro forma financial information included on page 250 of the registration statement. Please advise or revise as appropriate.

Response: In response to the Staff’s comment, the Registrants have revised footnote 3(a) on page 252 of the Registration Statement to include a breakout of the Tim Hortons diluted common share count settled at close, which includes Tim Hortons issued and outstanding common share count of 133,126,058 as of June 30, 2014, 113,155 shares subject to RSUs and PSUs that immediately vest, net of shares in trust, and 400,197 shares subject to vested stock options.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 244

6.	Staff’s comment: In the introductory paragraph, we note your discussion of the financing transactions you will enter into as part of the acquisition. Based upon your disclosure on page 18 under the heading “Financing,” it appears that as part of the transaction you will also enter into a senior secured revolving credit facility in the principal amount of $500 million. Please revise your disclosure, either in the introductory paragraph or within the notes to the pro forma financial information, to explain the reasons this credit facility is not included within the pro forma information.

Response: In response to the Staff’s comment, the Registrants have revised footnote 4 on page 254 of the Registration Statement to explain that Holdings does not have the intention to immediately draw from the senior secured revolving credit facility to finance the transactions. As such, the senior secured revolving credit facility is not considered an anticipated borrowing that is accounted for as a financing adjustment on the unaudited pro forma condensed consolidated balance sheet. However, agency fees and unused fees on the senior secured revolving credit facility are included as a pro forma financing adjustment in the unaudited pro forma condensed consolidated statement of operations (refer to footnotes (d) and (D)).

Notes to unaudited pro forma condensed consolidated balance sheet, page 248

7.	Staff’s comment: Refer to footnote 2(i). We note the disclosure added to footnote 2(i) which indicates that the amount of $442.8 reflected in the table on page 248 includes post-combination expense attributable to the accelerated vesting of outstanding Tim Hortons RSUs and PSUs. Please tell us and revise footnote (i) to disclose the amount of post-combination expense included in such amount and explain in footnote (i) how this expense was calculated or determined. Also, please explain in footnote (i) where the various amounts comprising these fees and expenses have been reflected in the adjustments to your pro forma balance sheet.

Response: In response to the Staff’s comment, the Registrants have revised footnote 2(i) on page 251 of the Registration Statement to include disclosure of the post-combination expense of $18.0 million associated with the accelerated vesting of Tim Hortons RSUs and PSUs.

8.	Staff’s comment: We note the changes that have been made to footnote 3(b) in response to our prior comment 48 but are unable to determine how you calculated the purchase price range for the transaction of $11,427.0 million to $12,033.0 million, based on Burger King Worldwide’s stock prices during the period from August 28, 2014 through October 17, 2014 from $28.48 to $33.82 per share. Please explain to us in further detail how you calculated or determined this estimated purchase price range for the transaction assuming the Burger King Worldwide stock prices of $28.48 to $33.82 per share.

Response: In response to the Staff’s comment, the Registrants have revised footnote 3(e) on page 253 of the Registration Statement to provide further details on the estimated purchase price range assuming the Burger King Worldwide common stock prices of $28.48 and $33.82 per share.

9.

Staff’s comment: We note from the disclosure in footnote 3(a) that you have reduced the amount of the cash consideration to be paid to the Tim Hortons shareholders by the post-combination expense of $12.8 million associated with the accelerated vesting of the Tim Hortons RSUs and PSUs. We also note from the disclosure in footnote 3(b) that you have reduced the amount assigned to the share consideration to be issued to the Tim Horton’s shareholders’ by the post-combination expense of $5.2 million associated with the accelerated vesting of Tim Horton’s RSUs and PSUs. Please explain in footnotes 3(a) and 3(b) why you believe it is appropriate to reduce the amount of the cash and non-cash consideration being issued in connection with the Tim Horton’s acquisition transaction and which comprises the purchase price by the post-combination expense associated with the accelerated vesting of Tim Horton’s RSUs and PSUs. Since the holders of the RSUs and PSUs will receive Tim Hortons’ shares upon accelerated vesting and will be entitled to share in the merger consideration based on the disclosures included on page 188 of the filing, it is unclear as to why the purchase price would be reduced by post-combination expense associated with the RSUs and PSUs. Also, please explain in footnotes 3(a) and 3(b) how you determined the amount of expense associated with the post-combination service required in connection with the RSUs and PSUs.

Response: In response to the Staff’s comment, the Registrants have revised footnote 3(a) and 3(b) and added footnote 3(c) on pages 252 and 253 of the Registration Statement to disclose how post-combination expense was calculated and included as a reduction of the total cash and share consideration paid to Tim Hortons shareholders.

10.	Staff’s comment: We note the changes made to footnote 3(f) in response to our prior comment 53. Please revise footnote 3(f) to disclose the specific assumptions that were used to determine the amount of the settlement of the stock-based compensation liability associated with Tim Hortons’ share based awards.

Response: In response to the Staff’s comment, the Registrants have revised footnote 3(h) (previously footnote 3(f)) on page 254 of the Registration Statement to disclose the specific assumptions that were used to determine the amount of the settlement of stock-based compensation liability associated with Tim Hortons share based awards.

11.	Staff’s comment: We note your response to our prior comment 50 in which you explain that although individual Tim Hortons’ stockholders can elect to receive all cash or all Holdings common stock in the merger, the aggregate pool of cash to be paid and the aggregate number of Holdings common shares to be issued will not change irrespective of the individual elections made by shareholders. Please revise to include a statement to this effect in the introductory paragraph to the pro forma financial information or in the notes to the pro forma financial information.

Response: In response to the Staff’s comment, the Registrants have revised footnote 3 on pages 251 and 252 of the Registration Statement to explain that although individual Tim Hortons shareholders can elect to receive all cash or all Holdings common shares in the arrangement, the aggregate pool of cash to be paid and the aggregate number of Holdings common shares to be issued will not change irrespective of the individual elections made by Tim Hortons shareholders.

12.	Staff’s comment: We note your response to our prior comment 51. Please revise the notes to the pro forma financial information to explain the terms of the transaction in which the Burger King Worldwide shareholders will receive .99 shares of Holdings and .01 newly issued Partnership shares and explain why this transaction has not been reflected in the pro forma financial information. Also, revise the notes to the pro forma financial information to disclose the rights and privileges associated with the exchangeable partnership shares. The disclosures provided in the notes to the pro forma financial information should be in a level of detail consistent with that provided in your response.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 246 of the Registration Statement to explain the terms of the transaction in which Burger King Worldwide stockholders will receive 0.99 shares of Holdings and .01 newly issued Partnership exchangeable units. This disclosure has also been revised to disclose the rights and privileges associated with the Partnership exchangeable units and to clarify that the Partnership exchangeable units are reflected in the pro forma financial information in the same manner as the Holdings common shares.

13.	Staff’s comment: We note your response to our prior comment 65. In light of the fact that intangible assets are, and specifically the Tim Hortons trade name is, one of the most significant assets on your balance sheet, please revise the notes to the pro forma financial information to disclose the reasons, as provided in your response, that this is an indefinite lived intangible asset and therefore is not being amortized.

Response: In response to the Staff’s comment, the Registrants have revised footnote (3)(f) on page 253 of the Registration Statement to disclose (i) that the Tim Hortons trade name is an indefinite lived intangible asset, (ii) the reasons why the Tim Hortons trade name is an indefinite lived intangible asset, and (iii) that the Tim Hortons trade name is therefore not being amortized.

14.

Staff’s comment: We note your response to our prior comment 59 and the revisions made to footnote (8) in response to our prior comment but continue to have concern that your valuation of the warrant to purchase 8.3 million shares of Holdings common stock at an exercise price of $.01 per share may not be appropriate. In this regard, we continue to note that you are using the intrinsic value of a share of Burger King Worldwide common stock to determine the fair value of these warrants. Please note that we do not believe that this valuation methodology gives appropriate consideration to the value of the warrant which is derived from the time until its expiration. Although you indicate that Berkshire plans to exercise this warrant promptly following the closing of the transaction, there is no requirement for Berkshire to do so and since the warrant has a term of five years until its expiration, we continue to believe that the contractual term of this option should be considered and factored into the valuation of these warrants. Please advise or revise as appropriate.

Response: In response to the Staff’s comment, the Registrants have revised footnote 8 on page 256 of the Registration Statement to disclose the Black-Scholes valuation of the warrants, which is $29.49 per Holdings common share.

15.	Staff’s comment: Refer to footnote 9(g). Please revise footnote 9(g) to explain the nature and amounts of the costs comprising the non-recurring charges of $49.7 million and $79.6 million that will be incurred by Burger King and Tim Hortons’ respectively in connection with the merger transaction.

Response: In response to the Staff’s comment, the Registrants have revised footnote 9(g) on page 257 of the Registration Statement to explain the nature and amounts of the costs comprising the non-recurring charges of $49.7 million and $79.6 million that will be incurred by Burger King Worldwide and Tim Hortons, respectively.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Twelve Months Ended December 31, 2013, page 250

Notes to unaudited pro forma condensed consolidated statement of operations, page 251

For the Six Months Ended June 30, 2014 page 255

Notes to unaudited pro forma condensed consolidated statement of operations, page 256

16.	Staff’s comment: We note your response to our prior comment 67 and the changes that have been made to footnotes (c)(ii) and (C)(ii) in response to our prior comment but do not believe the changes made were fully responsive to our prior comment. As requested in our prior comment, please revise to disclose the number and terms of the replacement awards that will be issued for Tim Hortons’ outstanding RSUs and unvested stock option awards and explain in further detail why you believe historical RSU expense is a reasonable proxy for the amount of expense that will be recognized in connection with these replacement awards. In this regard, we are unclear why Tim Hortons’ historical RSU expense provides a reasonable proxy for the expense associated with the replacement awards to be issued in connection with the merger transaction.

Response: In response to the Staff’s comment, the Registrants respectfully advise the Staff that pursuant to the plan of arrangement, on the date of the effective time of the transactions, the Tim Hortons unvested restricted stock units (“RSUs”) will vest. The Tim Hortons common shares issued in exchange for such unvested RSUs will then be settled as part of the transactions, with no replacement RSU awards issued.

The Registrants have revised footnote (c) on pages 260 and 261 of the Registration Statement and footnote (C) on page 266 of the Registration Statement to reflect the number of replacement awards and utilization of historical RSU expense as a proxy for expense associated with anticipated future grants of stock options, rather than as a proxy for estimated stock-based compensation expense associated with replacement stock options.

17.	Staff’s comment: Refer to footnote (d) on page 258 and footnote (D) on page 264. Please revise to separately disclose the interest rates that were used to compute interest expense associated with the New Term Loan Facility and with the Notes and explain in the footnotes the basis for determining the interest rates used in determining the pro forma adjustments.

Response: In response to the Staff’s comment, the Registrants have revised footnote (d) on page 261 and footnote (D) on page 267 of the Registration Statement to disclose that the weighted average interest rate of 4.88% was determined based on a 6.0% stated interest rate for the Notes and a 4.5% interest rate for the New Term Loan Facility. The New Term Loan Facility interest rate will be based on 350 basis points, plus LIBOR, subject to a 1.0% per annum floor.

Consolidated Capitalization of Holdings and Partnership, page 266

18.	Staff’s comment: We note that the amounts of Holdings short-term borrowings and current portion of longterm debt and capital leases, its total non-current debt and capital leases and its shareholders’ equity as of June 30, 2014 as reflected in the table on the bottom of page 266 do not agree to the respective amounts reflected in the June 30, 2014 balance sheet included on page 247. Please reconcile and revise these amounts.

Response: In response to the Staff’s comment, the Registrants have revised the amounts on page 270 of the Registration Statement representing the short-term borrowings and current portion of long-term debt and capital leases, total non-current debt and capital leases and shareholders’ equity.

Exhibit 5.1

19.	Staff’s comment: We note you have filed a draft opinion of counsel. Please file prior to effectiveness a signed and dated opinion of counsel with respect to the legality of the shares to be issued. Please also file prior to effectiveness signed and dated exhibits 8.1, 8.2, and 8.3.

Response: The Registrants respectfully acknowledge the Staff’s comment and will file by amendment immediately prior to effectiveness of the Registration Statement a signed and dated version of the opinion of counsel with respect to the legality of the shares to be issued substantially in the form of the draft opinion of counsel filed October 21, 2014. The Registrants will also file by amendment immediately prior to effectiveness of the Registration Statement signed and dated versions of Exhibits 8.1, 8.2 and 8.3.

*        *        *         *

In addition, the Registrants hereby acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4861.

Sincerely,

/s/ David B. Feirstein
David B. Feirstein

cc:	Joshua Kobza

Jill Granat

Burger King Worldwide, Inc.

Stephen Fraidin

William B. Sorabella

Kirkland & Ellis LLP